UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number: 001-39766

ORLA MINING LTD.

(Translation of registrant's name into English)

Suite 1010, 1075 West Georgia Street
Vancouver, British Columbia,

V6E 3C9, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☐  Form 40-F    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 (Condensed Interim Consolidated Financial Statements for the Three Months ended March 31, 2023 and 2022) and Exhibit 99.2 (Management's Discussion and Analysis for the Three Months ended March 31, 2023) to this Report on Form 6-K are incorporated by reference into this report and are hereby incorporated by reference into and as an exhibit to the registrant's Registration Statement on Form F-10 (File No. 333-252957), as amended or supplemented, to the extent not superseded by documents or reports subsequently filed or furnished by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORLA MINING LTD.

Date: May 11, 2023	/s/ Etienne Morin
	Name:	Etienne Morin
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2023
99.2	Management’s Discussion and Analysis for the three months ended March 31, 2023
99.3	Certification of Interim Filings – Chief Executive Officer
99.4	Certification of Interim Filings – Chief Financial Officer